SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KINTERA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

49720P506 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 49720P506	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dennis N. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,983,872 shares
6 SHARED VOTING POWER

350,050 shares
7 SOLE DISPOSITIVE POWER

2,983,872 shares
8 SHARED DISPOSITIVE POWER

350,050 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,333,922 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.3%
12	TYPE OF REPORTING PERSON*

IN

Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER

Kintera, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

9605 Scranton Road, Suite 200, San Diego, CA 92121

Item 2.	(a)	NAME OF PERSON FILING:

Dennis N. Berman

	(b)	ADDRESS OF PRINCIPAL OFFICE

9605 Scranton Road, Suite 200, San Diego, CA 92121

	(c)	CITIZENSHIP:

USA

	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

	(e)	CUSIP NUMBER:

49720P506

Item 3.		Not applicable.

Page 4 of 5 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

3,333,922

(b) Percent of Class:

8.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,983,872 shares

(ii) Shared power to vote or to direct the vote:

350,050 shares

(iii) Sole power to dispose or to direct the disposition of:

2,983,872 shares

(iv) Shared power to dispose or to direct the disposition of:

350,050 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

/s/ Dennis N. Berman
Signature

Dennis N. Berman, Executive Vice President, Corporate Development and Vice Chairman of the Board of Directors

Name/Title